Exhibit 11.1

Statement Regarding Computation of Per Share Earnings Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three months ended March 31, 2011 and 2010, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended March 31,
	2011	2010
Weighted Average Shares Outstanding	1,652,814	1,652,814
Net Income	$549,907	$460,651
Per Share Amount	$0.33	$0.28

No common stock equivalents exist.